UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nomad Foods Limited

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

G6564A105

(CUSIP Number)

TOMS Acquisition I LLC

450 W. 14th Street, 13th Floor

New York, NY 10014

Attn: Noam Gottesman

(212) 524 -7300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6564A 105	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noam Gottesman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,421,589*
	8	SHARED VOTING POWER 8,708,110*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,708,110*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,129,699*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. G6564A 105	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOMS Acquisition I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. G6564A 105	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOMS Capital Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,708,110*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,708,110*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,708,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. G6564A 105	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy Weltsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 921,690*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,690*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. G6564A 105	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alejandro San Miguel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 312,437*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,437*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. G6564A 105	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anup Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 187,462*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2018 (as amended, this “Statement”) with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA, United Kingdom. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)

This Statement is being jointly filed by Noam Gottesman (“Gottesman”), TOMS Acquisition I LLC, a Delaware limited liability company (“TOMS Acquisition”), TOMS Capital Investments LLC, a Delaware limited liability company (“TCI” and together with Gottesman and TOMS Acquisition, collectively referred to as the “Gottesman Reporting Persons”), Guy Weltsch (“Weltsch”), Alejandro San Miguel (“San Miguel”) and Anup Patel (“Patel”, and together with Weltsch and San Miguel (and any other holder of which they have sole beneficial ownership, collectively referred to as the “Toms Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. The Gottesman Reporting Persons and the Toms Reporting Persons are sometimes collectively referred to herein as the “Reporting Persons”.

Mr. Gottesman owns or controls, directly or indirectly, 100% of TCI and 77.5% of TOMS Acquisition I LLC (with the remaining 22.5% of TOMS Acquisition being owned by the Toms Reporting Persons).

(b)	The business address of each of the Reporting Persons is 450 W. 14th Street, 13th Floor, New York, NY 10014.

(c)

The present principal business of each of TOMS Acquisition and TCI is that of a private investment partnership, engaged in the purchase and sale of securities for investment for its own account. Gottesman directs the voting and investment activities of TOMS Acquisition, TCI and other affiliated private investment vehicles. Each Toms Reporting Person is a partner of Toms Capital LLC, an affiliate of the Gottesman Reporting Persons.

(d)	None of the Reporting Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of TOMS Acquisition and TCI are organized under the laws of the State of Delaware. Each of Gottesman and San Miguel is a citizen of the United States. Weltsch is a citizen of the State of Israel and Patel is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by the addition of the following:

Each Toms Reporting Person is engaged in the purchase and sale of securities for investment for its own account.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On January 2, 2019, TOMS Acquisition was issued 85,546 Ordinary Shares by the Issuer (the “Dividend Shares”) as a dividend on its Founder Preferred Shares. The number of Dividend Shares issued was based on the share price appreciation of the Ordinary Shares as described in the Issuer’s amended and restated memorandum and articles of association. On January 7, 2019, TOMS Acquisition distributed 6,248,746 Ordinary Shares to its members for no consideration (the “Distribution”) pursuant to its governing documents, consisting of 4,827,157 Ordinary Shares to Gottesman (who immediately contributed those Ordinary Shares to TCI), 921,690 Ordinary Shares to Weltsch, 312,437 Ordinary Shares to San Miguel and 187,462 Ordinary Shares to Patel.

On January 7, 2019, Gottesman entered into an Irrevocable Proxy Agreement (the “Proxy Agreement”) with each Toms Reporting Person pursuant to which each such Toms Reporting Person granted Gottesman an irrevocable proxy to vote all of the Ordinary Shares received by them in such Distribution (and in any subsequent distribution or other acquisition) (the “Subject Shares”) for so long as Gottesman serves as a director on the Issuer’s board of directors. As a result of the Proxy Agreement, the Reporting Persons have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder. Gottesman has no pecuniary interest in the Ordinary Shares held by any of the Toms Reporting Persons as a result of the Proxy Agreement. Except as set forth herein, none of the Toms Reporting Persons has beneficial ownership or a pecuniary interest in the Ordinary Shares held by the Gottesman Reporting Persons.

The foregoing description of the Proxy Agreement is qualified in its entirety by reference to the Proxy Agreement, which is filed as Exhibit A to this Statement and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)—(b)

As of the date hereof, Gottesman beneficially owns an aggregate of 10,129,699 Ordinary Shares (and shares convertible into Ordinary Shares within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of (A) 1,250,000 Ordinary Shares (and 750,000 Founder Preferred Shares convertible into Ordinary Shares within 60 days) held directly by TOMS Acquisition and (B) 6,708,110 Ordinary Shares held directly by TCI, and (ii) sole power to vote, or to direct the vote, of 921,690, 312,437 and 187,462 Ordinary Shares held by Weltsch, San Miguel and Patel, respectively (which Gottesman has the sole power to vote pursuant to the Proxy Agreement). In the aggregate, such 10,129,699, 2,000,000 and 6,708,110 Ordinary Shares represent approximately 5.8%, 1.1% and 3.8% of all outstanding Ordinary Shares (calculated based on 174,400,143 Ordinary Shares outstanding as of January 2, 2019 (as reported in the Issuer’s Report on Form 6-K filed on January 2, 2019) and assuming the conversion of the Reporting Person’s Founder Preferred Shares, but without including any conversion of Founder Preferred Shares held by any other person). As of the date hereof, Weltsch, San Miguel and Patel may be deemed to beneficially own and have sole power to dispose, or to direct the disposition of, an aggregate of 921,690, 312,437 and 187,462 Ordinary Shares, representing approximately 0.5%, 0.2% and 0.1% of all outstanding Ordinary Shares (calculated based on 174,400,143 Ordinary Shares outstanding as of January 2, 2019 (as reported in the Issuer’s Report on Form 6-K filed on January 2, 2019)).

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this Statement.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Proxy Agreement, dated January 7, 2019.

Exhibit B — Joint Filing Agreement among the Reporting Persons, dated January 7, 2019.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2019	TOMS ACQUISITION I LLC

	By:	/s/ Noam Gottesman
Name: Noam Gottesman
Title: Managing Member

TOMS CAPITAL INVESTMENTS LLC

	By:	/s/ Noam Gottesman
Name: Noam Gottesman
Title: President

/s/ Noam Gottesman
Noam Gottesman

/s/ Guy Weltsch
Guy Weltsch

/s/ Alejandro San Miguel
Alejandro San Miguel

/s/ Anup Patel
Anup Patel